UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 4)

IPG Photonics Corporation
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

44980X109
 (CUSIP Number)

Angelo P. Lopresti
IPG Photonics Corporation
50 Old Webster Road
Oxford, MA 01540
(508) 373-1100

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 22, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 44980X109
1	NAME OF REPORTING PERSON The Valentin Gapontsev Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Massachusetts
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 14,353,603
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 14,353,603
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 14,353,603
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 26.8% (1)
14.	TYPE OF REPORTING PERSON OO

(1)Based on 53,496,953 shares of Common Stock outstanding as of August 3, 2021, as reported in the Issuer’s Form 10-Q for the three months ended June 30, 2021.

CUSIP No. 44980X109
1	NAME OF REPORTING PERSON Angelo P. Lopresti, individually and as trustee of The Valentin Gapontsev Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 59,514
	8	SHARED VOTING POWER 16,265,882
	9	SOLE DISPOSITIVE POWER 59,514
	10	SHARED DISPOSITIVE POWER 16,265,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,325,396
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5% (1)
14.	TYPE OF REPORTING PERSON IN

(1)Based on 53,496,953 shares of Common Stock outstanding as of August 3, 2021, as reported in the Issuer’s Form 10-Q for the three months ended June 30, 2021.

CUSIP No. 44980X109
1	NAME OF REPORTING PERSON Nikolai Platonov, individually and as trustee of The Valentin Gapontsev Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,229
	8	SHARED VOTING POWER 15,028,494
	9	SOLE DISPOSITIVE POWER 1,229
	10	SHARED DISPOSITIVE POWER 15,028,494
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 15,029,723
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 28.1% (1)
14.	TYPE OF REPORTING PERSON IN

(1)Based on 53,496,953 shares of Common Stock outstanding as of August 3, 2021, as reported in the Issuer’s Form 10-Q for the three months ended June 30, 2021.

CUSIP No. 44980X109
1	NAME OF REPORTING PERSON Alexander Ovtchinnikov, individually and as trustee of The Valentin Gapontsev Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 68,627
	8	SHARED VOTING POWER 16,265,882
	9	SOLE DISPOSITIVE POWER 68,627
	10	SHARED DISPOSITIVE POWER 16,265,882
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,334,509
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.5% (1)
14.	TYPE OF REPORTING PERSON IN

(1)Based on 53,496,953 shares of Common Stock outstanding as of August 3, 2021, as reported in the Issuer’s Form 10-Q for the three months ended June 30, 2021.

CUSIP No. 44980X109
1	NAME OF REPORTING PERSON Eugene Scherbakov, individually and as trustee of The Valentin Gapontsev Trust I
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Russian Federation
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,997,834
	8	SHARED VOTING POWER 9,351,878
	9	SOLE DISPOSITIVE POWER 6,997,834
	10	SHARED DISPOSITIVE POWER 9,351,878
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 16,349,712
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.6% (1)
14.	TYPE OF REPORTING PERSON IN

(1)Based on 53,496,953 shares of Common Stock outstanding as of August 3, 2021, as reported in the Issuer’s Form 10-Q for the three months ended June 30, 2021.

Introductory Note:

This Amendment to Schedule 13D is being filed to report the acquisition of shared voting and investment power with respect to 298,638 shares of the Issuer held by Dr. Valentin P. Gapontsev upon his death, which occurred on October 22, 2021. Upon Dr. Gapontsev's death, the voting and investment power with respect to such shares transferred to Mr. Lopresti, Dr. Ovtchinnikov and Dr. Scherbakov, who serve as trustees of the trust which holds the shares (the "Gapontsev Trust").

This Amendment No. 4 to Schedule 13D amends and supplements the Schedule 13D originally filed by certain of the Reporting Persons on December 21, 2010, as amended on January 24, 2011, May 23, 2011 and December 17, 2012 (as amended, the “Schedule 13D”). Except as expressly set forth herein, there have been no changes in the information set forth in Amendment No. 3 to Schedule 13D filed on December 17, 2012.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is supplemented as follows:

Mr. Lopresti, Dr. Ovtchinnikov and Dr. Scherbakov acquired shared voting and investment power with respect to 298,638 shares of the Issuer’s Common Stock as trustees of the Gapontsev Trust upon the death of Dr. Gapontsev.

ITEM 4.	PURPOSE OF THE TRANSACTION

Item 4 of the Schedule 13D is supplemented as follows:

The Gapontsev Trust and its trustees may purchase additional shares of the Issuer’s Common Stock or similar securities from time to time, either in brokerage transactions or in privately negotiated transactions. Any decision by any of the trustees, for their own account or on behalf of the Gapontsev Trust, to increase their respective holdings of the Issuer’s Common Stock will depend on various factors, including, but not limited to, the price of the Common Stock, the terms and conditions of the transaction, and prevailing market conditions.

The Gapontsev Trust and its trustees also may, at any time, subject to compliance with applicable securities laws, dispose of some or all of their shares of Common Stock depending on various factors, including, but not limited to, the price of the Common Stock, the terms and conditions of the transaction, and prevailing market conditions, as well as liquidity, estate planning and diversification objectives. In addition, the Gapontsev Trust and its trustees may make gifts of Common Stock from time to time.

The Gapontsev Trust and its trustees intend to participate in and influence the affairs of the Issuer through the exercise of their voting rights with respect to their shares of the Issuer’s Common Stock. In addition, each of the trustees is an officer or employee of the Issuer or an affiliate or subsidiary of the Issuer, and may, in connection with his duties and responsibilities to the Issuer, in the ordinary course or otherwise, take actions to influence the management, business and affairs of the Issuer.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of the initial Schedule 13D.

The filing of this Schedule 13D and any future amendment by the Reporting Persons, and the inclusion of information herein and therein, shall not be considered an admission that any of such persons, for the purpose of Section 16(b) of the Exchange Act, are the beneficial owners of any shares in which such persons do not have a pecuniary interest. Each of the Reporting Persons disclaims any beneficial ownership of the Shares covered by this Schedule 13D that he or it does not directly own.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)    Incorporated by reference to Items (7) - (11) and (13) of the cover page relating to each Reporting Person. The individual Reporting Persons named in Item 2, above, by virtue of being trustees of the Gapontsev Trust, the Valentin Gapontsev Trust I, the Valentin Gapontsev Trust II and/or the Valentin Gapontsev Trust III may be deemed to have the power to direct the voting and disposition of the shares of the Issuer’s common stock owned by the respective Trust, including the 6,914,004 shares of Common Stock beneficially owned by IPFD, in which the Valentin Gapontsev Trust I, holds a 48.0% interest and the Valentin Gapontsev Trust III holds a 2.0% interest.

(c)     Except for the transaction described in Item 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving Common Stock of the Issuer.

(d)     Not applicable.

(e)    Not applicable.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: October 29, 2021

THE VALENTIN GAPONTSEV TRUST I

By: /s/ Angelo P. Lopresti
 Angelo P. Lopresti
 Trustee

By: /s/ Alexander Ovtchinnikov
 Alexander Ovtchinnikov
 Trustee

By: /s/ Nikolai Platonov
 Nikolai Platonov
 Trustee

By: /s/ Eugene Scherbakov
 Eugene Scherbakov
 Trustee

ANGELO P. LOPRESTI

/s/ Angelo P. Lopresti

ALEXANDER OVTCHINNIKOV

/s/ Alexander Ovtchinnikov

NIKOLAI PLATONOV

/s/ Nikolai Platonov

EUGENE SCHERBAKOV

/s/ Eugene Scherbakov